Filed Pursuant to Rule 424(b)(3) and Rule 424(c)

Registration Statement No. 333-237553

February 26, 2021

PROSPECTUS SUPPLEMENT NO. 8

APi GROUP CORPORATION

196,413,649 Shares of Common Stock

64,546,077 Warrants

4,000,000 Series A Preferred Stock

This prospectus supplement amends the prospectus dated April 28, 2020, as supplemented on June 26, 2020, August 14, 2020, October 28, 2020, November 12, 2020, December 1, 2020, January 4, 2021 and January 28, 2021 (the “Prospectus”) of APi Group Corporation, a Delaware corporation (the “Company”), that relates to shares of the Company’s common stock, warrants and Series A Preferred Stock (including shares of common stock issuable upon the exercise of the warrants, conversion of the Series A Preferred Stock and exercise or settlement of options and restricted stock units), into which the ordinary shares, warrants and Founder Preferred Shares of the Company when it was incorporated with limited liability under the laws of the British Virgin Islands were converted in connection with the change of the Company’s jurisdiction of incorporation from the British Virgin Islands to the State of Delaware effective as of April 28, 2020, as more fully described in the Prospectus.

This prospectus supplement is being filed to include the information set forth in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2021, as set forth below. This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement.

The shares of common stock of the Company are listed on the New York Stock Exchange (the “NYSE”) under the ticker symbol “APG.” The closing sale price on the NYSE for the shares of common stock on February 25, 2021 was $18.61 per share.

Investing in the Company’s common stock involves risks. See “Risk Factors” beginning on page 8 of the Prospectus and under similar headings in any amendments or supplements to the Prospectus.

Neither the SEC nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 8 is February 26, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported) February 25, 2021

APi Group Corporation

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39275	98-1510303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1100 Old Highway 8 NW New Brighton, MN	55112
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (651) 636-4320

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	APG	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐   Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

Completion of Mandatory Warrant Redemption

On January 27, 2021, APi Group Corporation (the “Company”) issued a press release announcing that, as of January 26, 2021, a mandatory redemption event had occurred with respect to all of its outstanding warrants and that each warrant would be mandatorily redeemed by the Company for $0.01 per warrant on February 25, 2021, unless exercised before 5:00 p.m. Eastern Time on February 24, 2021. The mandatory redemption event was triggered because the volume weighted average price of the Company’s common stock on the New York Stock Exchange for the ten consecutive trading days ended January 26, 2021 was equal to or greater than $18.00.

On February 25, 2021, the Company completed the mandatory redemption of 3.8 million outstanding warrants for $0.01 per warrant. Prior to the redemption and since the Company’s announcement on January 27, 2021, the Company had received approximately $230 million of cash proceeds resulting from the exercise of approximately 60.0 million outstanding warrants. The warrants were exercisable in multiples of three for one share of the Company’s common stock at an exercise price of $11.50 per whole share of common stock. The Company currently has 200.0 million shares of common stock outstanding.

A copy of the press release issued by the Company with respect to the announcement of the completion of the mandatory redemption of the warrants is filed herewith as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

99.1	Press release issued by APi Group Corporation on February 26, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

API GROUP CORPORATION

By:	/s/ Thomas A. Lydon
Name: Thomas A. Lydon
Title: Chief Financial Officer

Date: February 26, 2021

Exhibit 99.1

APi Group Announces Completion of Mandatory Warrant Redemption

New Brighton, Minnesota – February 26, 2021 – APi Group Corporation (NYSE: APG) (“APG”, “APi” or the “Company”), announced today the completion of a mandatory redemption event with respect to all of its outstanding warrants. The Company issued a press release on January 27, 2021 announcing that, as of January 26, 2021, a mandatory redemption event had occurred and that each warrant would be mandatorily redeemed by the Company for $0.01 per warrant on February 25, 2021, unless exercised before 5:00 p.m. Eastern Time on February 24, 2021. The mandatory redemption event was triggered because the volume weighted average price of the Company’s common stock on the New York Stock Exchange for the ten consecutive trading days ended January 26, 2021 was equal to or greater than $18.00.

On February 25, 2021, the Company completed the mandatory redemption of 3.8 million outstanding warrants for $0.01 per warrant. Prior to the redemption and since APi’s announcement on January 27, 2021, the Company had received approximately $230 million of cash proceeds resulting from the exercise of approximately 60.0 million outstanding warrants. The warrants were exercisable in multiples of three for one share of the Company’s common stock at an exercise price of $11.50 per whole share of common stock. The Company currently has 200.0 million shares of common stock outstanding.

About APi:

APi is a market-leading business services provider of safety, specialty and industrial services in over 200 locations, primarily in North America and with an expanding platform in Europe. APi provides statutorily mandated and other contracted services to a strong base of long-standing customers across industries. We have a winning leadership culture driven by entrepreneurial business leaders to deliver innovative solutions for our customers. More information can be found at www.apigroupcorp.com.

Investor Relations Inquiries:

Olivia Walton

Vice President of Investor Relations

Tel: +1 651-604-2773

Email: investorrelations@apigroupinc.us

Media Contact:

Liz Cohen

Kekst CNC

Tel: +1 212-521-4845

Email: Liz.Cohen@kekstcnc.com